WATKINS-JOHNSON EMPLOYEES'
                           --------------------------
                         PROFIT SHARING INVESTMENT PLAN
                         ------------------------------



                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
               For the Years Ended December 31, 1994 and 1993 and
                          Independent Auditors' Report

            WATKINS-JOHNSON EMPLOYEES' PROFIT SHARING INVESTMENT PLAN


                                TABLE OF CONTENTS

- --------------------------------------------------------------------------------


                                                                            Page

INDEPENDENT AUDITORS' REPORT ..........................................       1

FINANCIAL  STATEMENTS  AS OF  DECEMBER  31, 1994 AND 1993 AND FOR THE
   YEARS THEN ENDED:

   Statements of Net Assets Available for Benefits with Fund
      Information .....................................................     2-3

   Statements of Changes in Net Assets Available for Benefits
      with Fund Information ...........................................     4-5

   Notes to Financial Statements ......................................     6-8

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1994
   AND FOR THE YEAR THEN ENDED:

   Schedule 1--Assets Held For Investment Purposes ....................       9

   Schedule 2--Reportable Transactions ................................   10-11

DELOITTE & TOUCHE LLP
- ----------------------
               [LOGO]
                 ---------------------------------------------------------------
                 50 Fremont Street                     Telephone: (415) 247-4000
                 San Francisco, California 94105-2230  Facsimile: (415) 247-4329



INDEPENDENT AUDITORS' REPORT

The Administrative Committee, Watkins-Johnson
  Employees' Profit Sharing Investment Plan:

We have audited the accompanying statements of net assets available for benefits of Watkins-Johnson Employees' Profit Sharing Investment Plan (the "Plan") as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a text basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets of the Plan at December 31, 1994 and 1993, and the changes in its net assets for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, listed in the foregoing table of contents, are presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the Statement of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. These supplemental schedules' fund information is the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

April 28, 1995


- ---------------
DELOITTE TOUCHE
TOHMATSU
INTERNATIONAL
- ---------------


                           WATKINS-JOHNSON EMPLOYEES'
                         PROFIT SHARING INVESTMENT PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION,
                                DECEMBER 31, 1994





                                                   RETIREMENT                                                              WATKINS-
                                                   GOVERNMENT    FIXED INCOME     MAGELLAN       OTC        BALANCED       JOHNSON
                                       TOTAL      MONEY MARKET       FUND           FUND      PORTFOLIO      FUND         STOCK FUND
                                   ------------    ----------    -----------   -----------   ----------    -----------    ----------

Assets:
  Cash and cash equivalents .....  $    190,313            --           --               --           --            --    $  190,313
  Deposit contracts .............    48,771,667            --    $48,771,667             --           --            --            --
                                   ------------    ----------    -----------    -----------   ----------   -----------    ----------
    Total .......................    48,961,980            --     48,771,667             --           --            --       190,313
                                   ------------    ----------    -----------    -----------   ----------   -----------    ----------

  Investments (at fair value):
  Fidelity mutual funds .........    48,457,948    $2,908,248      1,196,343    $21,518,558   $6,421,503   $16,413,296            --
  Corporate stocks ..............     2,726,713            --             --             --           --            --     2,726,713
                                   ------------    ----------    -----------    -----------   ----------   -----------    ----------
    Total .......................    51,184,661     2,908,248      1,196,343     21,518,558    6,421,503    16,413,296     2,726,713
                                   ------------    ----------    -----------    -----------   ----------   -----------    ----------
    Total Investments ...........   100,146,641     2,908,248     49,968,010     21,518,558    6,421,503    16,413,296     2,917,026


  Receivables:
  Employer contributions ........     3,194,198        57,908        823,131        971,749      391,467       802,049       147,894
  Interest and dividends ........        11,123            --             --             --           --            --        11,123
                                   ------------    ----------    -----------    -----------   ----------   -----------    ----------
    Total .......................     3,205,321        57,908        823,131        971,749      391,467       802,049       159,017
                                   ------------    ----------    -----------    -----------   ----------   -----------    ----------
    Total Assets ................   103,351,962     2,966,156     50,791,141     22,490,307    6,812,970    17,215,345     3,076,043
                                   ------------    ----------    -----------    -----------   ----------   -----------    ----------

Liabilities:
  Expenses payable ..............        15,065           473          7,223          3,341        1,033         2,524           471
                                   ------------    ----------    -----------    -----------   ----------   -----------    ----------
    Total Liabilities ...........        15,065           473          7,223          3,341        1,033         2,524           471
                                   ------------    ----------    -----------    -----------   ----------   -----------    ----------

Net Assets Available
   for Benefits..................  $103,336,897    $2,965,683    $50,783,918    $22,486,966   $6,811,937   $17,212,821    $3,075,572
                                   ============    ==========    ===========    ===========   ==========   ===========    ==========

See notes to financial statements.



                           WATKINS-JOHNSON EMPLOYEES'
                         PROFIT SHARING INVESTMENT PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION,
                               DECEMBER 31, 1993



                                                   RETIREMENT                                                              WATKINS-
                                                   GOVERNMENT    FIXED INCOME     MAGELLAN       OTC        BALANCED       JOHNSON
                                       TOTAL      MONEY MARKET       FUND           FUND      PORTFOLIO      FUND         STOCK FUND
                                   ------------    ----------    -----------   -----------   ----------    -----------    ----------
Assets:
  Cash and cash equivalents .....  $    105,079            --           --               --           --            --    $  105,079
  Deposit contracts .............    50,241,350            --    $50,241,350             --           --            --            --
                                   ------------    ----------    -----------    -----------   ----------   -----------    ----------
    Total .......................    50,346,429            --     50,241,350             --           --            --       105,079
                                   ------------    ----------    -----------    -----------   ----------   -----------    ----------

  Investments (at fair value):
  Fidelity mutual funds .........    46,606,070    $2,440,515        934,526    $19,780,727   $5,788,756   $17,661,546            --
  Corporate stocks ..............     1,403,035            --             --             --           --            --     1,403,035
                                   ------------    ----------    -----------    -----------   ----------   -----------    ----------
    Total .......................    48,009,105     2,440,515        934,526     19,780,727    5,788,756    17,661,546     1,403,035
                                   ------------    ----------    -----------    -----------   ----------   -----------    ----------
    Total Investments ...........    98,355,534     2,440,515     51,175,876     19,780,727    5,788,756    17,661,546     1,508,114


  Receivables:
  Employer contributions ........     1,901,024       (31,900)       484,367        600,882      257,457       531,952        58,266
  Interest and dividends ........         8,324            --             --             --           --            --         8,324
                                   ------------    ----------    -----------    -----------   ----------   -----------    ----------
    Total .......................     1,909,348       (31,900)       484,367        600,882      257,457       531,952        66,590
                                   ------------    ----------    -----------    -----------   ----------   -----------    ----------
    Total Assets ................   100,264,882     2,408,615     51,660,243     20,381,609    6,046,213    18,193,498     1,574,704
                                   ------------    ----------    -----------    -----------   ----------   -----------    ----------

Liabilities:
  Expenses payable ..............         7,690           186          3,670          1,714          494         1,490           136
  Purchase of securities                 30,240            --             --             --           --            --        30,240
                                   ------------    ----------    -----------    -----------   ----------   -----------    ----------
    Total Liabilities ...........        37,930           186          3,670          1,714          494         1,490        30,376
                                   ------------    ----------    -----------    -----------   ----------   -----------    ----------

Net Assets Available
   for Benefits..................  $100,226,952    $2,408,429    $51,656,573    $20,379,895   $6,045,719   $18,192,008    $1,544,328
                                   ============    ==========    ===========    ===========   ==========   ===========    ==========

See notes to financial statements.


                           WATKINS-JOHNSON EMPLOYEES'
                         PROFIT SHARING INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION,
                          YEAR ENDED DECEMBER 31, 1994



                                                                           FIDELITY
                                                ------------------------------------------------------------------------------------
                                                RETIREMENT                                                                 WATKINS-
                                                GOVERNMENT                                                                 JOHNSON
                                                  MONEY       FIXED INCOME    MAGELLAN         OTC         BALANCED         STOCK
                                      TOTAL       MARKET         FUND           FUND        PORTFOLIO        FUND            FUND
                                ------------    ----------    -----------    -----------    ----------    -----------    ----------

ADDITIONS:

 Investment Earnings:
  Interest ...................  $  3,490,952          --      $ 3,490,952             --            --            --             --
  Dividends ..................     1,645,258    $  103,107           --      $   864,469    $   56,515    $  566,511     $   54,656
                                ------------    ----------    -----------    -----------    ----------    -----------    ----------
    Total ....................     5,136,210       103,107    $ 3,490,952        864,469        56,515       566,511         54,656
                                ------------    ----------    -----------    -----------    ----------    -----------    ----------

  Net appreciation
    (depreciation) in fair
    value of investments......    (2,516,210)         --             --       (1,334,633)     (239,116)   (1,624,707)       682,246
  Trustee fees ...............       (30,074)         (897)       (14,822)        (6,552)       (1,930)       (5,118)          (755)
                                ------------    ----------    -----------    -----------    ----------    -----------    ----------
    Total ....................    (2,546,284)         (897)       (14,822)    (1,341,185)     (241,046)   (1,629,825)       681,491
                                ------------    ----------    -----------    -----------    ----------    -----------    ----------
 Total investments
  earnings ...................     2,589,926       102,210      3,476,130       (476,716)     (184,531)   (1,063,314)       736,147
                                ------------    ----------    -----------    -----------    ----------    -----------    ----------

 Contributions:
  Employer ...................     3,194,198        57,908        823,131        971,749       391,467       802,049        147,894
  Employee ...................     6,077,422       168,832      1,351,122      1,933,889       774,002     1,649,823        199,754
                                ------------    ----------    -----------    -----------    ----------    -----------    ----------
     Total ...................     9,271,620       226,740      2,174,253      2,905,638     1,165,469     2,451,872        347,648
                                ------------    ----------    -----------    -----------    ----------    -----------    ----------
 Total additions .............    11,861,546       328,950      5,650,383      2,428,922       980,938     1,388,558      1,083,795
                                ------------    ----------    -----------    -----------    ----------    -----------    ----------


DEDUCTIONS:

 Distributions to
   participants ..............    (8,751,601)     (284,041)    (3,444,886)    (1,552,084)     (493,516)    (2,872,449)     (104,625)
                                ------------    ----------    -----------    -----------    ----------    -----------    ----------
 Increase (decrease)
   in net assets before
   interfund transfers .......     3,109,945        44,909      2,205,497        876,838       487,422     (1,483,891)      979,170
 Transfers between funds .....            --       512,345     (3,078,152)     1,230,233       278,796        504,704       552,074
                                ------------    ----------    -----------    -----------    ----------    -----------    ----------
 Net Increase (decrease) .....     3,109,945       557,254       (872,655)     2,107,071       766,218       (979,187)    1,531,244
 Net assets available
  for benefits, January 1 ....   100,226,952     2,408,429     51,656,573     20,379,895     6,045,719     18,192,008     1,544,328
                                ------------    ----------    -----------    -----------    ----------    -----------    ----------
 Net assets available
  for benefits, December 31 ..  $103,336,897    $2,965,683    $50,783,918    $22,486,966    $6,811,937    $17,212,821    $3,075,572
                                ============    ==========    ===========    ===========    ==========    ===========    ==========

See notes to financial statements.

                           WATKINS-JOHNSON EMPLOYEES'
                         PROFIT SHARING INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION,
                          YEAR ENDED DECEMBER 31, 1993


                                                                             FIDELITY
                                             ---------------------------------------------------------------------
                                             RETIREMENT
                                             GOVERNMENT
                                               MONEY       FIXED INCOME     MAGELLAN         OTC         BALANCED
                                TOTAL         MARKET           FUND           FUND        PORTFOLIO        FUND
                             ------------    ----------    -----------    -----------    ----------    -----------
ADDITIONS:

Investment
Earnings:
 Interest ................   $  4,577,173    $    6,654    $ 4,568,386    $     2,133          --             --
 Dividends ...............      4,009,329        68,740           --        1,754,276    $  740,848    $ 1,415,095
                             ------------    ----------    -----------    -----------    ----------    -----------
  Total ..................      8,586,502        75,394      4,568,386      1,756,409       740,848      1,415,095
                             ------------    ----------    -----------    -----------    ----------    -----------


Net appreciation
 (depreciation) in fair
 value of investments ....      2,343,744          --             --        1,615,530      (277,450)       767,878
Trustee fees .............        (54,038)         (772)       (15,400)       (17,313)       (5,863)       (14,160)
                             ------------    ----------    -----------    -----------    ----------    -----------
  Total ..................      2,289,706          (772)       (15,400)     1,598,217      (283,315)       753,718
                             ------------    ----------    -----------    -----------    ----------    -----------
Total investments earnings     10,876,208        74,622      4,552,986      3,354,626       457,533      2,168,813
                             ------------    ----------    -----------    -----------    ----------    -----------


Contributions:
 Employer ................      1,901,024       (31,900)       484,367        600,882       257,457        531,952
 Employee ................      5,892,002       143,284      1,531,381      1,671,386       812,594      1,590,046
                             ------------    ----------    -----------    -----------    ----------    -----------
  Total ..................      7,793,026       111,384      2,015,748      2,272,268     1,070,051      2,121,998
                             ------------    ----------    -----------    -----------    ----------    -----------

Total additions ..........     18,669,234       186,006      6,568,734      5,626,894     1,527,584      4,290,811
                             ------------    ----------    -----------    -----------    ----------    -----------

DEDUCTIONS:

Distributions to
 participants ............     (6,100,586)     (201,075)    (3,242,311)      (831,891)     (274,514)      (603,940)
                             ------------    ----------    -----------    -----------    ----------    -----------
Increase (decrease) in net
 assets before interfund
 transfers ...............     12,568,648       (15,069)     3,326,423      4,795,003     1,253,070      3,686,871
Transfers between funds...             --     2,423,498     48,330,150     15,584,892     4,792,649     14,505,137
                             ------------    ----------    -----------    -----------    ----------    -----------
Net increase (decrease)...     12,568,648     2,408,429     51,656,573     20,379,895     6,045,719     18,192,008
Net assets available for
 benefits, January 1......     87,658,304            --             --             --            --             --
                             ------------    ----------    -----------    -----------    ----------    -----------
Net assets available for
 benefits, December 31 ...   $100,226,952    $2,408,429    $51,656,573    $20,379,895    $6,045,719    $18,192,008
                             ============    ==========    ===========    ===========    ==========    ===========

                                                            FIB
                             -------------------------------------------------------------

                              WATKINS-            U.S.           FIXED
                              JOHNSON           SECURITIES      INCOME          GENERAL
                             STOCK FUND           FUND           FUND             FUND
                             ------------     ------------    ------------    ------------
ADDITIONS:

Investment
Earnings:
 Interest ................             --              --             --             --
 Dividends ...............    $    30,370              --             --             --
                              -----------     -----------     -----------     -----------
  Total ..................         30,370              --             --             --
                              -----------     -----------     -----------     -----------


Net appreciation
 (depreciation) in fair
 value of investments ....        237,786              --             --             --
Trustee fees..............           (528)             --             --             --
                              -----------     -----------     -----------     -----------
  Total ..................        237,258              --             --             --
                              -----------     -----------     -----------     -----------
Total investments earnings        267,628              --             --             --
                              -----------     -----------     -----------     -----------

Contributions:
 Employer ................         58,266              --             --             --
 Employee ................        143,311              --             --             --
                              -----------     -----------     -----------     -----------
  Total ..................        201,577              --             --             --
                              -----------     -----------     -----------     -----------

Total additions ..........        469,205              --             --             --
                              -----------     -----------     -----------     -----------

DEDUCTIONS:

Distributions to
 participants ............       (108,209)             --       ($813,846)       ($24,800)
                              -----------     -----------     -----------     -----------
Increase (decrease) in net
 assets before interfund
 transfers ...............        360,996              --        (813,846)        (24,800)
Transfers between funds ..        354,015     ($2,504,510)    (53,455,154)    (30,030,677)
                              -----------     -----------     -----------     -----------
Net increase (decrease) ..        715,011      (2,504,510)    (54,269,000)    (30,055,477)
Net assets available for
 benefits, January 1 .....        829,317       2,504,510      54,269,000      30,055,477
                              -----------     -----------     -----------     -----------
Net assets available for
 benefits, December 31 ...    $ 1,544,328              --             --             --
                              ===========     ===========     ===========     ===========

 See notes to financial statements.

                                       -5-

                             WATKINS-JOHNSON COMPANY
                    EMPLOYEES' PROFIT SHARING INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS



1. DESCRIPTION OF PLAN

   The Watkins-Johnson Employees' Profit Sharing Investment Plan (the Plan) was created by Watkins-Johnson Company effective January 1, 1967. The Plan, amended as of January 1, 1991, conforms to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA), and is in compliance with the Tax Reform Act of 1986. The Plan provides for Company contributions based on profits and voluntary contributions by employees. In addition, on April 1, 1983, Watkins-Johnson Company added the Salary Deferral Plan, known as a 401(k) Plan in reference to the Internal Revenue Code Section 401(k).

   Employees of Watkins-Johnson Company on a U.S. payroll are generally eligible to participate after 90 days of service.

   Participant and Company contributions are fully vested.

   The Fidelity Retirement Government Money Market Portfolio invests in obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities, and in repurchase agreements secured by these obligations.

   The Fixed Income Fund principally consists of the following deposits for unsecured contracts with a fixed interest rate:

                                                       1994            1993
                                                   ------------    -----------
     Bankers Trust Company,
     interest at 8.48%, matures in June 1995 ....   $13,415,630    $13,440,245

     Continental Assurance Company,
     interest at 7.72%, matures in June 1994 ....            --      4,406,787

     Continental Assurance Company,
     interest at 4.90%,
     50%, matures in December 1995
     50% matures in June 1997 ....................    4,071,426      4,086,907

     Continental Assurance Company,
     interest at .7.43%, matures in
     December 1999 ...............................    3,944,043             --

     Life Insurance Company  of Virginia,
     Interest at 9.43%, matures in June 1994......           --      4,487,895

     Metropolitan Life Insurance Company,
     interest at 9.59%, matures in June 1994......           --     10,944,467

     New York Life Insurance Company,
     interest at 7.00%,
     50% matures  in December 1998
     50% matures in June 1999 ....................    7,752,411             --

                                                       1994            1993
                                                   ------------    -----------
    Protective Life Insurance Company,
    interest at 8.46%, matures in June 1995 .....     6,709,673      6,724,371

    Provident Life and Accident Insurance
    Company, interest at 5.10%, 50%,
    matures in July 1996
    50% matures in June 1997 ....................     6,369,304      6,150,678

    Sun Life Insurance Company of America,
    interest at 7.07%, matures in June 1998 .....     2,449,093             --

    Transamerica Occidental Life Insurance
    Company, interest at 6.74%,
    50%, matures in  December 1996
    50% matures in December 1997 ................     4,060,087             --
                                                    -----------    -----------

    Total deposit contracts .....................    48,771,667     50,241,350

    Fidelity Fixed Income Fund ..................     1,196,343        934,526
                                                    -----------    -----------

    Total Fixed Income Fund .....................   $49,968,010    $51,175,876
                                                    ===========    ===========

   The Fidelity Magellan Fund is a growth fund and invests in stock of both well-known and lesser-known foreign and domestic companies with above-average growth potential.

   The Fidelity OTC Portfolio is a growth fund and invests primarily in securities traded on the over-the-counter securities market including common stocks, preferred stocks, securities convertible into common stocks and debt securities.

   The  Fidelity  Balanced  Fund is a growth  and  income  fund and  invests  in
   investment  grade  or  higher  bonds  and  other  high-yielding   securities,
   including common and preferred stocks.

   The Watkins-Johnson Stock Fund invests primarily in Watkins-Johnson Company's common stock.

   The U.S. Securities Fund invested in U.S. Government obligations, primarily treasury bills.

   The General Trust Fund invested primarily in corporate stocks and debt securities.

   The Plan, as amended, allows all participants to direct future contributions to the funds of their choice daily.

   The Plan obtained its latest determination letter in December 1985, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and was tax-exempt as of December 31, 1994.

2. SIGNIFICANT ACCOUNTING POLICIES

   Cash and cash equivalents are highly liquid investments with a maturity of three months or less.

   Deposit contracts are stated at cost plus accumulated interest.

   Investments are stated at fair value based on quoted market prices; the unrealized difference between cost and market is included in determining Plan net assets.

   Dividend and interest income are recorded on the accrual basis.

   Administrative   expenses  incurred  on  behalf  of  the  Plan  are  paid  by
   Watkins-Johnson Company except for trustee fees which are paid by the Plan. Such fees are recorded on the accrual basis.

   Contributions are allocated to individual, eligible participants in the ratio that each such participant's regular compensation bears to the aggregate of such regular compensation for all eligible Plan participants for the Plan year.

   Forfeitures are allocated to individual, active participants in the ratio that each such participant's regular compensation bears to the aggregate of such regular compensation for all eligible Plan participants for the Plan year. Total forfeitures were $57,668 and $92,266 for 1994 and 1993, respectively.

3. CHANGE IN INVESTMENT OPTIONS

   In January 1993, the Plan changed administrator and recordkeeper to Fidelity Investments ("Fidelity") from First Interstate Bank (FIB). As a result of this change, Plan participants were allowed to choose investment options among certain Fidelity mutual funds.

4. SUBSEQUENT EVENTS

   In January 1995, the Plan changed its name to the Watkins-Johnson Employees' Investment Plan and added a Matching Contribution to the 401K Plan. The Matching Contribution replaces the Company Contribution, based on company profits, that was allocated to eligible participants on an annual basis.


                               WATKINS-JOHNSON COMPANY                SCHEDULE 1
                         PROFIT SHARING INVESTMENT PLAN

                    ITEM 27A--SUPPLEMENTAL SCHEDULE OF ASSETS
                          HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1994




       IDENTITY OF ISSUE                DESCRIPTION OF INVESTMENT                       COST              FAIR VALUE
- ----------------------------------      -------------------------------------       -----------         -----------

Fidelity Management Trust Company       Retirement Government Money Market          $ 2,908,248         $ 2,908,248

Bankers Trust Company                   Fixed Income Fund (Deposit Contracts)        13,415,631          13,415,631

Continental Assurance Company           Fixed Income Fund (Deposit Contracts)         8,015,469           8,015,469

New York Life Insurance Company         Fixed Income Fund (Deposit Contracts)         7,752,411           7,752,411

Protective Life Insurance Company       Fixed Income Fund (Deposit Contracts)         6,709,673           6,709,673

Provident Life and Accident             Fixed Income Fund (Deposit Contracts)         6,369,304           6,369,304
Insurance Company

Sun Life Insurance Company              Fixed Income Fund (Deposit Contracts)         2,449,093           2,449,093

Transamerica Occidental Life            Fixed Income Fund (Deposit Contracts)         4,060,087           4,060,087
Insurance Company

Fidelity Management Trust Company       Fixed Income Fund                             1,196,343           1,196,343

Fidelity Management Trust Company       Magellan Fund                                21,308,063          21,518,557

Fidelity Management Trust Company       OTC Portfolio                                 6,849,876           6,421,503

Fidelity Management Trust Company       Balanced Fund                                17,132,221          16,413,296

Watkins-Johnson Company                 Common Stock                                  2,664,431           2,917,026
                                                                                   ------------        ------------
Total Investments                                                                  $100,830,850        $100,146,641
                                                                                   ============        ============


(1) See Note 1 to the financial statements.


                             WATKINS-JOHNSON COMPANY                  SCHEDULE 2
                         PROFIT SHARING INVESTMENT PLAN

                 ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994

   (ONE OR A SERIES OF TRANSACTIONS EXCEEDING 5% OF THE FAIR VALUE OF THE PLAN
                      ASSETS AT THE BEGINNING OF THE YEAR)

                                                                                           FAIR VALUE
IDENTITY OF PARTY         DESCRIPTION OF        PURCHASE      SELLING       COST OF       OF ASSET ON      NET GAIN
  INVOLVED                    ASSET              PRICE         PRICE         ASSET      TRANSACTION DATE   OR (LOSS)
- -----------------------  ------------------    -----------   ---------     ----------   ----------------   ---------


Single Transactions:(1)
- -----------------------

CNA Insurance Company    Fixed Income Fund     $4,000,000            --    $ 4,000,000    $ 4,000,000        *
                         (Deposit Contract)

CNA Insurance Company    Fixed Income Fund             --    $4,945,156      4,945,156      4,945,156        *
                         (Deposit Contract)

Metropolitan Life        Fixed Income Fund             --    11,391,435     11,391,435     11,391,435        *
Insurance Company        (Deposit Contract)

New York Life            Fixed Income Fund      7,600,000            --      7,600,000      7,600,000        *
Insurance Company        (Deposit Contract)

New York Life            Fixed Income Fund             --       101,814        101,814        101,814        *
Insurance Company        (Deposit Contract)

FMTC U.S.                Fixed Income Fund     28,019,274            --     28,019,274     28,019,274        *
Government Reserve       (Deposit Contract)

FMTC U.S.                Fixed Income Fund             --     27,847,762    27,847,762     27,847,762        *
Government Reserve       (Deposit Contract)


(1) No expenses were incurred with any reportable transaction.

*For each transaction, fair value was equal to cost.



                             WATKINS-JOHNSON COMPANY      SCHEDULE 2 (CONTINUED)
                         PROFIT SHARING INVESTMENT PLAN

                 ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994

   (ONE OR A SERIES OF TRANSACTIONS EXCEEDING 5% OF THE FAIR VALUE OF THE PLAN
                      ASSETS AT THE BEGINNING OF THE YEAR)


                                                                                             FAIR VALUE
IDENTITY OF PARTY         DESCRIPTION OF           PURCHASE      SELLING       COST OF       OF ASSET ON      NET GAIN
    INVOLVED                  ASSET                 PRICE         PRICE         ASSET      TRANSACTION DATE   OR (LOSS)
- -----------------------  ------------------       -----------   ---------     ----------   ----------------   ---------


Series of Transactions:(1)
- -----------------------

Various(2)              Fixed Income Fund         $39,619,274            --    $39,619,274    $39,619,274         --
                         (Deposit Contracts)
                         (235 Transactions)

Various(2)              Fixed Income Fund                  --   $44,286,167             --     44,286,167         *
                         (Deposit Contracts)
                         (203 Transactions)

Fidelity Management      Magellan Fund              7,323,902            --      7,323,902      7,323,902         --
Trust Company            (206 Transactions)

Fidelity Management      Magellan Fund                     --     4,251,438      4,181,036      4,251,438      $70,402
Trust Company            (148 Transactions)

Fidelity Management      Balanced Fund              6,862,187            --      6,862,187      6,862,187         --
Trust Company            (211 Transactions)

Fidelity Management      Balanced Fund                     --     6,485,730      6,623,633      6,485,730     (137,903)
Trust Company            (175 Transactions)

Fidelity Management      Watkins-Johnson            4,111,424            --      4,111,424      4,111,424         --
Trust Company            Company Fund
                         (193 Transactions)

Fidelity Management      Watkins-Johnson                   --     3,406,376      2,994,765      3,406,376      411,611
Trust Company            Company Fund
                         (99 Transactions)

Fidelity Management      Retirement                 3,173,643            --      3,173,643      3,173,643         --
Trust Company            Government Money Market
                         (157 Transactions)

Fidelity Management      Retirement                        --     2,705,910             --      2,705,910         *
Trust Company            Government Money Market
                         (111 Transactions)


(1) No expenses were incurred with any reportable transaction.
(2) See Note 1 to the financial statements.

*For each transaction, fair value was equal to cost.
